Exhibit 99.1

PAN AMERICAN SILVER CORP.

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general and special meeting of Pan American Silver Corp. (the “Company”) held on May 11, 2015.

Description of Matter	Outcome of Vote
Resolution to elect the following management nominees as directors of the Company:	All nominees proposed by management were elected to serve as directors until the Company’s next annual general meeting by a vote of show of hands. Details of the voting are as follows:

Director Nominee	Votes For	Votes Withheld
Ross J. Beaty	68,979,650 (94.37%)	4,115,332 (5.63%)
Geoffrey A. Burns	72,104,141 (98.64%)	990,891 (1.36%)
Michael Carroll	72,091,255 (98.63%)	1,003,788 (1.37%)
Christopher Noel Dunn	68,459,239 (93.66%)	4,635,743 (6.34%)
Neil de Gelder	67,805,196 (92.76%)	5,289,847 (7.24%)
Davd C. Press	71,956,718 (98.44%)	1,138,325 (1.56%)
Walter Segsworth	72,082,890 (98.62%)	1,012,153 (1.38%)

Resolution to appoint Deloitte LLP as auditors of the Company until its next annual general meeting and to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company.

Resolution passed by requisite majority by a vote of show of hands.

Details of the voting by proxy are as follows:

Total shares voted in favour: 105,768,339 (97.92%)

Total shares withheld: 2,245,745 (2.08%)

Advisory resolution on the Company’s approach to executive compensation.

Resolution passed by the requisite majority by a vote of show of hands. Details of the voting were as follows:

Total shares voted in favour: 69,912,650 (95.65%)

Total shares voted against: 3,181,965 (4.35%)

Ordinary resolution to amend the Company’s 2010 Stock Option and Compensation Share Plan.	Resolution passed by the requisite majority by a vote by ballot. Details of the voting were as follows: Total shares voted in favour: 65,254,322 (89.27%) Total shares voted against: 7,840,291 (10.73%)

DATED this 12th day of May, 2015.

PAN AMERICAN SILVER CORP.

By:	/s/ “Delaney Fisher”
DELANEY FISHER, Corporate Secretary